1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR FEBRUARY 2023 Signy, Switzerland, March 9, 2023 Fresh data from Global Blue shows the recovery for Tax Free Shopping remains solid across Continental Europe and Asia Pacific. Issued sales in store like-for-like recovery reached 90%1 in February vs. 102%1 in January. This lower recovery rate in February is the result of a basis of comparison effect, as Mainland Chinese shoppers accounted for 44% of 2019 February sales in store (Chinese New Year season) vs. 34% in the full year of 2019. The underlying market trends remain strong as all nationalities experienced a similar or improved recovery rate in February vs. January. A robust recovery in Continental Europe In Continental Europe, recovery remains strong at 100%1 in February 2023 vs. the same period in 2019. Excluding Mainland China and Russia, the recovery reached 149%1 in February vs. 147%1 in January and 147%1 in Q4’22. Regarding origin markets, Global Blue data shows a positive momentum across most nationalities. Gulf Cooperation Council citizens have reached a record high level of 286%1 vs. the same period in 2019. US nationals’ recovery also remains significantly ahead at 284%1. Excluding Mainland China, Asian shopper recovery remains solid at 112%1. In terms of destination markets, the Mediterranean countries are at the forefront of the recovery. The recovery was predominantly led by France at 143%1, Portugal at 142%1, Greece at 140%1, Switzerland at 118%1 and Spain at 91%1. A sustained recovery in Asia Pacific In Asia Pacific, recovery reached 74%1 in February vs. the same period in 2019. Excluding Mainland China and Russia, the recovery reached 164%1 in February vs. 159%1 in January and 134%1 in Q4’22. In terms of origin markets, Hong Kong and Taiwan nationals are leading the recovery at 347%1 in February vs. the same period in 2019. This was followed by South East Asia nationals at 149%1, and North East Asia nationals at 142%1. Regarding destination markets, Japan is leading the recovery with 85%1. After Japan, recovery was closely followed by South Korea and Singapore at 61%1.

A gradual recovery for Mainland Chinese shoppers

Since the reopening of China's border in January, Mainland Chinese shopper recovery has been steadily improving, at 22%[1] in Europe and 27%[1] in Asia Pacific. Net of Chinese New Year seasonal impact, the recovery reached 33%[1] in Continental Europe and 35%[1] in Asia Pacific, vs. 17% and 26% respectively in January.

In terms of **destination markets**, the recovery was predominantly led by France and Germany in Europe, at 31%[1] and 30%[1] respectively, and by South Korea and Japan in Asia Pacific, at 36%[1] and 28%[1] respectively (non-restated figures from the Chinese New Year seasonal effect).

In February, Mainland Chinese shoppers' willingness to travel remained strong at 76%[2]. A gradual recovery is still expected due to limited air capacity. According to ForwardKeys data and Global Blue estimates, the air capacity recovery from Mainland China to Continental Europe and Asia Pacific should reach 25% in Q2, vs. 18% and 10% respectively in February.

APPENDIX

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia countries include: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia countries include: Japan, South Korea

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	February 2023	January 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	100%	106%	104%	101%	75%	53%
Asia Pacific	74%	96%	80%	51%	39%	16%
TOTAL	90%	102%	97%	89%	65%	40%

MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *According to the Global Blue Monthly Travel Sentiment barometer*

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Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit http://www.globalblue.com/corporate/

Global Blue Monthly Speaker Notes Data, January 2023, Source: Global Blue

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